Exhibit (a)(5)(3)

The following is the text of a letter of advice from CLSA, the Independent Financial Adviser appointed to advise the Independent Board Committee, which has been prepared for the purpose of incorporation into this Offer Document, setting out its advice to the Independent Board Committee in connection with the Share Offer and the Option Offer.

To the Independent Board Committee of Asia Satellite Telecommunications Holdings Limited

25 May 2007

Dear Sirs,

UNCONDITIONAL MANDATORY GENERAL OFFERS

BY

MORGAN STANLEY ASIA LIMITED

ON BEHALF OF

ASIACO ACQUISITION LTD.

TO ACQUIRE ALL THE ISSUED SHARES OF

AND FOR CANCELLATION OF ALL OUTSTANDING OPTIONS OF

ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED

(OTHER THAN THOSE SHARES HELD BY ASIACO ACQUISITION LTD. (IF ANY) AND PARTIES

ACTING IN CONCERT WITH IT)

INTRODUCTION

We refer to our engagement as the independent financial adviser to the Independent Board Committee and AsiaSat Independent Shareholders as to whether or not the terms and conditions of the Offers by the Offeror to make an unconditional mandatory general offer for all the issued and to be issued AsiaSat Shares (other than those held by the Offeror and parties acting in concert with it) and for cancellation all outstanding Options, and more particularly, the Share Offer Price of HK$16.00 per AsiaSat Share (the “Share Offer Price”), HK$160.00 per ADS, HK$0.01 per outstanding B Option and HK$1.65 per outstanding C Option (the “Option Offer Price”), as defined and detailed herein below, are fair and reasonable so far as the AsiaSat Independent Shareholders and Optionholders, respectively, are concerned.

This letter has been prepared for inclusion in the Offer Documents. Capitalised terms used in this letter shall have the same meanings as defined in the Offer Documents unless the context otherwise requires.

INDEPENDENT BOARD COMMITTEE

Pursuant to resolutions of the Board dated 5 February 2007, the following independent non-executive directors of AsiaSat, being Prof. Edward Chen, Mr. Robert Sze and Mr. James Watkins, were appointed as members of the Independent Board Committee for the purposes of advising the AsiaSat Independent Shareholders and Optionholders in respect of the Offers.

As all of the Non-executive Directors of the Company (other than the members of the Independent Board Committee) were nominated by either CITIC Group or GE Equity, the Independent Board Committee therefore does not include the Non-executive Directors.

BASIS OF OUR OPINION

In connection with the preparation and delivery of our opinion to the Independent Board Committee and the Board, we performed a variety of financial and comparative analyses, as described below. The preparation of a fairness and reasonableness opinion involves various determinations as to the most appropriate and relevant methods of financial and comparative analysis, and the application of those methods to the particular circumstances. Furthermore, in arriving at our opinion, we did not attribute any particular weight to any analysis or factor considered by us, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, we believe that our analyses must be considered as a whole and that considering any portion of such analyses and factors, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying our opinion.

In formulating our opinion with regard to the Offers, we have relied on the information, opinions and facts supplied, and representations made, to us by the Directors and representatives of AsiaSat (including those contained or referred to in the Offer Documents and the announcement issued by the Offeror and AsiaSat dated 24 April 2007 (the “MGO Announcement”)). We have assumed that all such information, opinions, facts and representations which have been provided to us by the Directors, and representatives of AsiaSat, and for which they are wholly responsible, are true and accurate in all material respects. We have also relied on certain information available to the public and we have assumed such information to be accurate and reliable, and we have not independently verified the accuracy of such information. Further, we have relied on the representations of the Directors that they have made all reasonable inquiries, and that, to the best of their knowledge and belief, there are no other facts, the omission of which would make any statement contained in the Offer Documents and MGO Announcement untrue or misleading. We have also assumed that statements and representations made or referred to in the Offer Documents and the MGO Announcement were accurate at the time they were made and continue to be accurate at the date of despatch of the Offer Documents.

We consider that we have reviewed sufficient information to enable us to reach an informed view regarding the Offers to justify our recommendation, relying on the accuracy of the information provided in the Offer Documents and the MGO Announcement as well as to provide a reasonable basis for our advice. As the independent financial adviser to the Independent Board Committee, we have not been involved in the negotiations in respect of the terms and conditions of the Offers. Our opinion with regard to the terms and conditions thereof has been made on the assumption that all obligations to be performed by the Offeror in relation to the Offers will be fully performed in accordance with the terms and conditions thereof. Further, we have no reason to suspect that any material facts or information have been omitted or withheld from the information supplied or opinions expressed to us nor to doubt the truth, accuracy and completeness of the information, facts and representations provided, or the reasonableness of the opinions expressed, to us by AsiaSat, its Directors and its representatives. In line with normal practice, we have not, however, made any independent verification of the information and facts provided, representations made or opinions expressed by AsiaSat, its Directors and its representatives, nor have we conducted any form of independent investigation into the business affairs or assets and liabilities of AsiaSat. Accordingly, we do not warrant the accuracy or completeness of any such information.

Our opinion is also subject to the following qualifications:

(i)	It is not possible to confirm whether or not the Share Offers and Option Offer are in the interests of each individual AsiaSat Independent Shareholder or Optionholder, respectively, and each AsiaSat Independent Shareholder and Optionholder should consider his/her/its acceptance on the merits or otherwise of the Share Offers and the Option Offer respectively, in his/her/its own circumstances and from his/her/its own point of view having regard to all the circumstances (and not only the financial perspective offered in this letter) as well as his/her/its own investment objectives;

(ii)	We express no opinion as to whether the Offers will be accepted;

(iii)	Nothing contained in this letter should be construed as us expressing any view as to the trading price or market trends of any securities of AsiaSat at any particular time; and

(iv)	Nothing contained in this letter should be construed as a recommendation to hold, sell or buy any securities in AsiaSat.

This letter is for the information of the Independent Board Committee solely in connection with their consideration of the Offers and, except for its inclusion in the Offer Documents and for references thereto in the letter from the Independent Board Committee set out in the Offer Documents, is not to be quoted or referred to, in whole or in part, nor shall this letter be used for any other purpose without our prior written consent. Our opinion is directed to the Independent Board Committee, addresses only the fairness and reasonableness of the consideration to be received by AsiaSat Independent Shareholders and Optionholders in the Offers and does not address the relative merits of the Offers or any other transaction that may have been available as an alternative to the Offers, whether or not any such alternative could be or could have been achieved, or the terms upon which any such alternative transaction could be or could have been achieved. Further, our opinion addresses only issues related to the fairness and reasonableness to AsiaSat Independent Shareholders and Optionholders of the Offers.

CLSA is a licensed securities adviser and corporate finance adviser under the SFO and we, together with our affiliates, provide a full range of investment banking and brokerage services, which, in the course of normal trading activities, may from time to time effect transactions and hold securities, including derivative securities, of AsiaSat, its subsidiaries or its substantial shareholder (as defined in the Listing Rules) or those of the Offeror, Able Star, CITIC Group, GE Equity and GECC for the accounts of customers. CLSA will receive a fee from AsiaSat for rendering this opinion. AsiaSat has also agreed to indemnify CLSA and certain related persons against liabilities and expenses in connection with this engagement.

In connection with the preparation of our opinion, we made such reviews, analyses and inquiries as we have deemed necessary and appropriate under the circumstances. Among other things, we:

•

reviewed AsiaSat’s audited financial statements for the fiscal years ended 2000 through 2006, the annual reports on Form 20-F for the fiscal years ended 2000 through 2005, and AsiaSat’s unaudited financial statements for the 4 months ended 30 April 2007, which AsiaSat’s management has identified as being the most current financial statements available;

•	met with certain members of AsiaSat’s management and auditors to discuss the operations, financial condition, future prospects and projected operations and performance of AsiaSat;

•	reviewed the historical market prices and trading volume for the AsiaSat Shares and the ADSs;

•	reviewed certain other publicly available financial data for certain companies that we deemed comparable to AsiaSat;

•	reviewed various documents relating to AsiaSat;

•	reviewed AsiaSat’s current financial projections and its past financial projections against actual performance; and

•	conducted such other studies, analyses and inquiries as we deemed appropriate.

In assessing the fairness and reasonableness of the consideration to AsiaSat Independent Shareholders and Optionholders under the Offers, we independently valued AsiaSat using widely accepted valuation methodologies.

MATERIAL TERMS OF THE OFFERS

1.	The Share Offer Price and Option Offer Price

As stated in “Part I – Letter from Morgan Stanley” of the Offer Documents, the Offers are made on the following basis:

The Share Offers

HK$16.00 in cash (less any dividends declared, paid or made on or after 13 February 2007, being the date of the Privatisation Announcement, and prior to the Closing Date)	for each AsiaSat Share under the Share Offers

HK$160.00 in cash (less any dividends declared, paid or made on or after 13 February 2007, being the date of the Privatisation Announcement, and prior to the Closing Date)	for every ADS under the US Share Offer

ADS Holders and US Shareholders will receive consideration converted into US dollars by the Tender Agent, net of fees and expenses in connection with currency conversions and withholding taxes, if applicable, at the Exchange Rate for delivery in respect of the relevant ADSs or AsiaSat Shares. The Offeror will only the bear the costs of the cancellation fee of US$0.05 per ADS.

The Option Offer

HK$0.01 in cash	for each outstanding B Option under the Option Offer

HK$1.65 in cash	for each outstanding C Option under the Option Offer

2.	The Share Offers

As stated in “Part I – Letter from Morgan Stanley” of the Offer Documents, following the completion of the Exchange Transaction and discontinuance of the Proposals, the Offeror and the parties acting in concert with it own interests in an aggregate 268,905,000 AsiaSat Shares, representing approximately 68.75 per cent of the voting rights in AsiaSat. As mentioned above and in the Privatisation Announcement the Executive is of the opinion that, following completion of the Transfer, the Offeror and parties acting in concert with it are obliged under Rule 26 of the Takeovers Code to make unconditional mandatory general offers to acquire all the issued and to be issued AsiaSat Shares (other than those held by the Offeror and parties acting in concert with it) and for the cancellation of all Options.

Further terms of the Share Offers, including the procedures for acceptances and settlements of the Offers, are set out in “Part I – Letter from Morgan Stanley” of the Offer Documents.

3.	The Option Offer

In accordance with the Rules of the Share Option Scheme, Optionholders are entitled to exercise their Options, which confer rights to subscribe for AsiaSat Shares at a price of HK$17.48 per AsiaSat Share in respect of B Options and HK$14.35 per AsiaSat Share in respect of C Options, in full or in part within 21 days of dispatch of the Offer Documents (or such later date as the Directors may determine). AsiaSat Shares issued upon exercise of the Options in accordance with the Rules of the Share Option Scheme will form part of the Offer Shares. If the Option Offer is not accepted within the relevant time period and in relation to which the Options are not exercised in accordance with the Rules of the Share Option Scheme, such Options will lapse.

If Optionholders do not exercise their Options, the Option Offer offers Optionholders the opportunity, in respect of each outstanding Option, to receive a payment of HK$0.01 for each B Option and HK$1.65 for each C Option, in cash.

As stated in “Part I – Letter from Morgan Stanley” of the Offer Documents, the Option Offer Price represents a nominal price of HK$0.01 per outstanding B Option, as the exercise price for the B Options of HK$17.48 is above the Share Offer Price of HK$16.00; and a see-through price of HK$1.65 per outstanding C Option, which represents the Share Offer Price less the relevant exercise price for the C Options.

Please refer to “Part I – Letter from Morgan Stanley” of the Offer Documents for further details of the Option Offer.

4.	Total Consideration

On the basis of the Share Offer Price of HK$16.00 per AsiaSat Share and 391,135,500 AsiaSat Shares in issue as at the Latest Practicable Date, the entire issued share capital of AsiaSat is valued at approximately HK$6,258 million.

As at the Latest Practicable Date, AsiaSat had 3,823,500 outstanding Options. Save for the Options, there are no outstanding options, warrants, derivatives or other securities issued by AsiaSat that carried a right to subscribe for or which are convertible into AsiaSat Shares. Assuming none of the Options are exercised prior to the closing of the Offers in accordance with the Rules of the Share Option Scheme, and on the basis of the Option Offer Price of HK$0.01 per Outstanding B Option and HK$1.65 per Outstanding C Option, the outstanding 3,823,500 Options are valued at approximately HK$3.70 million. Assuming all Options are exercised in full by the Optionholders in accordance with the Rules of the Share Option Scheme prior to the closing of the Offers, no consideration will be payable under the Option Offer, and the number of AsiaSat Shares in issue will increase accordingly.

Based on the Share Offer Price of HK$16.00 per AsiaSat Share and 122,230,500 AsiaSat Shares not owned by the Offeror and parties in concert with it as at the Latest Practicable Date, and based on a total of 3,623,500 Options held by the Optionholders other than Mr. Mi, Mr. Ju and Mr. Ding and the Option Offer Price, the consideration payable by the Offeror pursuant to the Share Offers and the Option Offer, if both are accepted in full, is approximately HK$1,956 million and HK$3.40 million respectively. We note that the Offers will be financed from the existing resources of CITIC Group and GECC. There is no interest on, repayment of or security for any liability (contingent or otherwise) in respect of the financing of the Offers which is dependent to any significant extent on the business of AsiaSat. The principal lenders to the Offeror are CITIC Group and GE Equity pursuant to a loan agreement dated 9 February 2007. For the sole purpose of implementation of the Offers and in support of the obligations of the lenders pursuant to the loan agreement, GECC has issued an irrevocable and unconditional letter of credit to GE Equity and CITIC Ka Wah Bank has issued an irrevocable and unconditional letter of credit to CITIC Group. The Offeror’s financial adviser, Morgan Stanley, is satisfied that sufficient financial resources are and will be available to the Offeror for the implementation of the Offers.

5.	Terms of the Offers

Under the terms of the Share Offers, the Shares will be acquired by the Offeror fully paid and free from all liens, charges, pledges, encumbrances and any other third-party rights or interests of any nature whatsoever and together with all rights, benefits, and entitlements attaching and accruing thereto, including the right to receive all dividends, rights and distributions declared, paid or made on or after 13 February 2007, being the date of the Privatisation Announcement, and prior to the Closing Date. Accordingly, as the AsiaSat final dividend of HK$0.27 per AsiaSat Share for the financial year ended 31 December 2006 was paid on 22 May 2007 to AsiaSat Shareholders who were on the register of members of the Company or ADS Holders who were on the records maintained by or on behalf the ADS Depositary at 4:30 p.m. on 10 May 2007 and retained by them, the final dividend will be deducted from the Share Offer Price and AsiaSat Shareholders who accept the Share Offer will receive a net sum of HK$15.73 per duly accepted AsiaSat Share within 10 days of receipt by the Registrar of a duly completed acceptance. AsiaSat Shareholders and ADS Holders tendering into the US Share Offer will be paid within 10 days of the Closing Date.

PRINCIPAL FACTORS CONSIDERED

In considering whether or not the terms and conditions of the Offers are fair and reasonable and in the interests of the AsiaSat Independent Shareholders and Optionholders as a whole, we have taken into consideration, amongst others, the following factors:

1.	Reasons and background for the Offers

As described in “Part I – Letter from Morgan Stanley” of the Offer Documents, on 13 February 2007, the Offeror requested the Board to put forward the Share Proposal to the Scheme Shareholders for cancellation of the Scheme Shares and the issue of the new AsiaSat Shares to effect the Privatisation of the Company by way of a scheme of arrangement under Section 99 of the Companies Act and informed the Board that it would, in conjunction with the Share Proposal, make the Option Proposal (detailed in the letter from Morgan Stanley on behalf of the Offeror sent to Optionholders dated 19 March 2007) to Optionholders for the cancellation of Outstanding Options in exchange for cash. It was also announced that GECC and SES had agreed to pursue the Exchange Transaction.

The Executive has taken the view that the Transfer (which forms part of the Exchange Transaction), on completion, resulted in the formation of a new concert group that has statutory control of Bowenvale, thereby triggering a mandatory general offer obligation under Rule 26 of the Takeovers Code in respect of AsiaSat. Accordingly, the Offers were announced simultaneously with the announcement of the Proposals. As stated in the Privatisation Announcement, the Offeror must despatch the Offer Documents following completion of the Transfer.

On 19 March 2007 AsiaSat despatched the Scheme Document, on 29 March 2007 the Transfer completed, on 23 April 2007 the Offeror invoked the Authorisation Condition and the Further Authorisation Condition following indications from the US Department of State that it would not approve the Proposals, and on 24 April 2007 resolutions were put to the Meetings, and passed, to adjourn the Meetings indefinitely.

Following the indefinite adjournment of the Court Meeting and the Special General Meeting on 24 April 2007, and the discontinuance of the proceedings to effect the Scheme with the Supreme Court on 25 April 2007, the Offeror is obliged to despatch the documentation in relation to the Offers (including the Offer Documents).

2.	Intentions of the Offeror regarding AsiaSat, Listing of AsiaSat, Public Float and No Compulsory Acquisition

As described in “Part I – Letter from Morgan Stanley” of the Offer Documents, the Offeror Directors do not intend to make any material change to the existing businesses of the AsiaSat Group in the near term, to introduce any major changes to the existing operating and management structures of the AsiaSat Group, or to discontinue the employment of any employees of the AsiaSat Group, as a result of the implementation of the Offers. The Offeror Directors also expect that there will be no material change to the existing business (such as business focus and operating model) of the AsiaSat Group as a result of the implementation of the Offers. AsiaSat continues to explore potential business opportunities and acquisitions in respect of the satellite industry. Accordingly, the Offeror Directors consider that the successful implementation of the Offers should not impact upon AsiaSat’s current activities and plans to pursue and participate in these potential business opportunities and acquisitions.

As also described in “Part I – Letter from Morgan Stanley” of the Offer Documents, the Offers will not result in termination of AsiaSat’s listing on the Stock Exchange. The Offeror reserves its rights to consider plans to increase the Company’s annual or interim dividend, cause the Company to distribute any extraordinary dividend, or recapitalise the Company’s balance sheet by increasing the Company’s financial leverage to retain its flexibility to deliver value to AsiaSat Shareholders.

As further described in “Part I – Letter from Morgan Stanley” of the Offer Documents, in light of the US Regulatory Matter, it is the intention of the Offeror Directors to maintain the listing of the Shares on the Main Board of the Stock Exchange after the close of the Offers. As such, even if sufficient acceptances of the Share Offers are received, the Offeror does not intend to make use of the compulsory acquisition provisions of the Companies Act.

The Stock Exchange has stated that if, at the close of the Share Offers, less than 25 per cent of the issued AsiaSat Shares are held by the public, or if the Stock Exchange believes that (i) a false market exists or may exist in the trading of the AsiaSat Shares; or (ii) there are insufficient issued AsiaSat Shares in public hands to maintain an orderly market, then it will consider exercising its discretion to suspend dealings in the AsiaSat Shares until a level of sufficient public float is attained. In this connection, it should be noted that upon the close of the Share Offers, there may be insufficient public float for the AsiaSat Shares and therefore trading in the AsiaSat Shares may be suspended until a sufficient level of public float is attained.

The board of the Offeror will undertake to the Stock Exchange to use its best endeavours to take appropriate steps to ensure that, as soon as possible following the close of the Share Offers, sufficient public float exists in the AsiaSat Shares.

3.	Precedent Mandatory General Offer Discounts/Premiums

We have identified from publicly available sources1 all mandatory general offers on the main board of the Stock Exchange announced within 12 months prior to the Privatisation Announcement Date (the “Precedent MGOs”). We consider that a 12-month period is reasonable timeframe to provide sufficient and meaningful sample size for the purpose of comparison with Precedent MGOs. For each of the Precedent MGOs, we have reviewed the discounts/premiums represented by the offer price over (i) the net asset value (“NAV”) per share; and (ii) the average daily closing price for various periods prior to the announcements of the Precedent MGOs. The following is a summary of the Precedent MGOs:

		Offer Price Discount/Premium to
Company	Date of Announcement	Last Full Trading Day Price	Last 5 Trading Days Price	Last 10 Trading Days Price	Last 30 Trading Days Price	NAV Premium
		(%)	(%)	(%)	(%)	(%)
Chun Wo Holdings Limited	22 February 2006	4.2%	8.2%	-28.4%	8.2%	-28.4%
Magnum International Holdings Limited	30 March 2006	-60.6%	-60.1%	-136.5%	-57.7%	N/M
Nority International Group Limited	30 March 2006	14.6%	14.6%	19.0%	54.1%	-37.4%
Cross Harbour (Holdings) Limited	10 April 2006	-39.5%	-40.1%	-40.0%	-37.9%	-42.0%
First Pacific Company Limited	28 April 2006	-32.3%	-31.2%	-47.7%	-26.9%	-47.7%
CSMC Technologies Corporation	12 May 2006	5.0%	5.0%	5.0%	6.4%	-8.1%
Shun Cheong Holdings Limited	16 May 2006	-18.9%	-18.9%	-19.2%	-14.4%	-34/9%
China Paradise Electronics Retail Limited	25 July 2006	9.0%	6.7%	76.9%	11.6%	76.9%
Golden Resorts Group Limited	25 July 2006	-3.0%	-3.0%	-4.4%	-8.1%	-2.5%
Golden Resorts Group Limited	9 August 2006	-17.5%	-18.2%	-17.5%	-15.1%	0.3%
Senyuan International Holdings Limited	22 August 2006	4.2%	4.3%	5.2%	10.4%	132.8%
CASH Retail Management Group Limited	28 August 2006	-11.1%	-11.1%	-11.1%	-14.4%	44.0%
Hanny Holdings Limited	1 September 2006	9.5%	9.5%	8.6%	17.2%	-51.8%
China Motion Telecom International Limited	8 September 2006	-50.0%	-50.0%	-52.4%	-65.4%	-45.1%
Cosmopolitan International Holdings Limited	4 October 2006	-57.3%	-54.9%	-52.2%	-52.6%	-64.0%
Quality HealthCare Asia Limited	5 October 2006	-16.7%	-15.3%	-14.6%	-15.9%	322.6%
AV Concept Holdings Limited	9 October 2006	8.2%	10.6%	10.6%	9.6%	-48.5%
Asia Commercial Holdings Limited	27 October 2006	-25.3%	-11.7%	-8.6%	-10.0%	33.3%
Apex Capital Limited	31 October 2006	-6.1%	-6.1%	4.4%	9.3%	73.8%
New World Mobile Holdings Limited	22 November 2006	-60.1%	-60.3%	-36.3%	-60.4%	-36.3%
Nority International Group Limited	24 November 2006	-12.3%	-12.3%	-12.3%	-12.3%	20.5%
Linmark Group Limited	12 December 2006	12.9%	11.0%	10.6%	8.7%	19.3%
Foundation Group Limited	27 December 2006	-19.0%	-19.0%	-19.0%	-11.1%	24.7%
Climax International Company Limited	9 January 2007	-23.1%	-23.1%	-23.1%	-33.5%	-72.2%
Mexan Limited	16 February 2007	-4.0%	-4.0%	-4.0%	-4.0%	-49.3%
	High	14.6%	14.6%	76.9%	54.1%	322.6%
	Low	-60.6%	-60.3%	-136.5%	-65.4%	-72.2%
	Average	-15.6%	-14.8%	-15.5%	-12.2%	7.5%
	Median	-12.3%	-11.7%	-12.3%	-11.1%	-18.3%

AsiaSat	13 February 2007	14.3%	14.4%	14.4%	15.6%	44.5%

[1]	Source: Stock Exchange website

Notes:

1.	Source: Bloomberg and respective company circulars and announcements.

2.	Last full trading day means the respective last full trading day prior to the issue of a mandatory general offer announcement by the respective companies (the “Last Full Trading Day”). For AsiaSat, the Pre-Suspension Date.

3.	NAV per share is calculated based on latest published financial information of the respective companies available prior to the respective mandatory general offer announcements and adjusted for any dividends paid between the date of the financial information and the date of the respective mandatory general offer announcement. The NAV per AsiaSat Share is based on its audited consolidated balance sheet as at 31 December 2006 and adjusted for a final dividend of HK$0.27 per AsiaSat Share.

As shown in the table above, the premium of 44.5 per cent represented by the Share Offer Price over the NAV per AsiaSat Share is significantly higher than the average premiums over NAV per share of the Precedent MGOs (“NAV Premiums”) of 7.5 per cent and the median NAV Premium of the Precedent MGOs of -18.3 per cent.

In reviewing the premium/discount represented by the Share Offer Price over the average daily closing price of AsiaSat Shares for various historical periods prior to the announcement of the Share Offers versus those of the Precedent MGOs, in the current circumstances it is pertinent to note that the Share Offer Price was announced both (i) in the Privatisation Announcement dated 13 February 2007, at the same time as the relevant offer prices of the Scheme were announced; and (ii) in the MGO Announcement. Consequently there are two potential dates up to which average closing prices of AsiaSat Shares for various historical periods may be calculated, being (i) the Privatisation Announcement Date of 13 February 2007; and (ii) the MGO Announcement date of 24 April 2007.

In our opinion, for the following reasons the correct review period is the period prior to the Privatisation Announcement Date:

a)	the Share Offer Price was announced and disclosed to the market at the time of the Privatisation Announcement;

b)	following the Privatisation Announcement Date and until the MGO Announcement on 24 April 2007, the price of the AsiaSat Shares traded up to around the Privatisation offer price of HK$18.30;

c)	since the MGO Announcement, the price of AsiaSat Shares has dropped to above or around the Share Offer Price;

d)	to take the relevant review periods as being from the date of the MGO Announcement would result in the inclusion of a period of trading in AsiaSat Shares which could be argued has been influenced or distorted by the Privatisation offer price; and

e)	the fact that the joint announcement dated 6 March 2007 relating to the delay in despatch of the Scheme Document also notified a delay in the despatch of the documentation relating to the Possible MGO Offers implies that, for the purposes of the Code, the announcement date of the Share Offer is the date of the Privatisation Announcement Date of 13 February 2007.

Consequently, taking the review periods as being the various trading periods prior to the Privatisation Announcement Date, the Share Offer Price represents a premium to the average daily closing prices of AsiaSat Shares for the various historical review periods, while the average and median premium/discount of the Precedent MGOs represent discounts to the respective historical traded prices of such companies.

4.	Precedent Transactions in the Satellite Industry

We have identified from publicly available sources2 all completed transactions since 2004 which involved the acquisition of more than a 30 per cent interest in companies that mainly provide satellite services, with a transaction value of over US$100 million (approximately HK$780 million) (the “Precedent Transactions”), and have reviewed the key multiples of the Precedent Transactions. The following is a summary of the Precedent Transactions:

Target name	Acquirer name	Date of announcement	% Interest acquired	Market capitalisation of target as at date of announcement (US$millions)	Transaction value (US$millions)	EV/EBITDA (times) [3]	P/E (times) [3]
New Skies Satellites Holdings Ltd.	SES Global S.A.	14 December 2005	100.0%	675.43	1,132.03	7.22	N/M
PanAmSat Holding Corporation	Intelsat, Ltd	29 August 2005	100.0%	2,917.83	6,271.11	21.90	N/M
Intelsat, Ltd.	Zeus Holdings Limited	16 August 2004	100.0%	N/A	5,000.00	6.78	16.60
New Skies Satellites N.V.	Blackstone Group	06 June 2004	Note 2	778.97	955.95	7.76	80.37
PanAmSat Corp	Kohlberg Kravis Roberts & Co.	20 April 2004	80.4%	N/A	4,608.67	7.98	35.46

					Average	10.33	44.15

AsiaSat	Offeror	13 February 2007	31.25%	705.48	248.94	5.27	13.77

N/M:	Not meaningful as the relevant company reported a net loss for the last full financial year prior to the release of the announcements.
N/A:	Information not available.

Notes:

1.	Source: Bloomberg and respective company circulars and press releases.

2.	The acquisition was structured as a sale of the target’s assets and liabilities.

3.	Calculated based on the respective offer price per share (for AsiaSat, the Share Offer Price) and the latest audited financial statements of the respective companies published prior to the date of the announcement (for AsiaSat, the audited consolidated financial statements for the year ended 31 December 2006).

As shown in the table above, the enterprise value over earnings before interest, tax, depreciation and amortisation (“EV/EBITDA”) represented by the Share Offer Price of 5.27 times is lower than those of the Precedent Transactions; while the price earnings multiple (“P/E”) represented by the Share Offer Price of 13.77 times is lower than those of the Precedent Transactions. However, as all of the Precedent Transactions involved European and US targets that enjoy more favourable operating conditions than satellite operators in the Asia-Pacific region, in which we have not been able to identify recent precedent transactions, we consider the Precedent Transactions to be of limited relevance to the Share Offer for comparison purposes.

[2]	Source: Thomson Financial

5.	Comparable Companies

We have identified from publicly available sources3 all listed companies mainly engaged in the provision of satellite services with a market capitalisation of more than US$100 million in Europe, the United States and Asia-Pacific (the “Comparable Companies”) and have reviewed the key multiples of the Comparable Companies. The following is a summary of the Comparable Companies:

	Market Capitalisation [2] (US$ million)		P/E 3
European Companies
SES	9,013.9		15.4
Inmarsat Plc	3,760.8		29.5
Eutelsat Communications	5,246.0		96.9

	Average		47.2

US Companies
Globalstar Inc	804.9		34.1
RRSat Global Communication Network Ltd.	291.3		N/A	[4]
GeoEye Inc	348.0		14.9

	Average		24.5

Asia-Pacific Companies
Shin Satellite PCL.	288.5		N/M	[5]
Measat Global Bhd	279.8		15.7
JSAT Corp	804.9	(6)	N/M	[5]

	Average		15.7

AsiaSat	818.1		14.1

Notes:

1.	Source: Bloomberg.

2.	Calculated based on the closing share price on the Latest Practicable Date.

3.	Calculated based on the closing share price on the Latest Practicable Date and the latest published annual financial results of the respective companies. For AsiaSat, calculated based on the Share Offer Price and the audited financial statements for the year ended 31 December 2006.

4.	The company was listed in 2006 and the financial results for 2006 was not published as at the Latest Practicable Date.

5.	Not meaningful as the company reported a net loss in its latest published annual financial results.

6.	Based on the closing price of the company as at 26 March 2007, being the last full trading day prior to the suspension in trading.

As shown in the table above, the P/Es represented by the Share Offer Price are lower than those of the Comparable Companies. As the European and US Comparable Companies enjoy more favourable operating conditions than satellite operators in the Asia-Pacific region, while Measat Global Bhd enjoys revenue contribution from related parties, and Shin Satellite PCL and JSAT Corp. reported net loss in their latest published annual financial results, we consider the Comparable Companies to be of limited relevance to the Share Offers for comparison purposes.

[3]	Source: Bloomberg

6.	Historical Trading Liquidity and Trading Price of AsiaSat Shares

The following chart sets out the historical daily closing prices and trading volumes of AsiaSat Shares traded on the Stock Exchange from 1 January 2005 to the Latest Practicable Date:

The average, highest and lowest daily closing prices and the average daily trading volume of AsiaSat Shares from 1 January 2005 to the Latest Practicable Date were as follows:

	Average Daily Closing Price (HK$)	Highest Closing Price (HK$)	Lowest Closing Price (HK$)	Average Daily Trading Volume (Shares)
2005
1st quarter	14.66	15.00	14.20	129,781
2nd quarter	14.12	15.10	13.50	201,008
3rd quarter	14.61	15.95	13.60	216,839
4th quarter	13.51	14.90	12.95	162,160

2006
1st quarter	13.39	14.85	12.20	210,969
2nd quarter	13.27	14.00	13.00	288,513
3rd quarter	13.04	13.30	12.28	146,134
4th quarter	13.88	15.00	12.90	116,297

2007
1 January - Pre-Suspension Date	13.84	14.00	13.54	193,250
Privatisation Announcement Date - 20 April (last full trading date prior to the MGO Announcement)	17.69	18.04	14.10	208,295
Date of MGO Announcement - Latest Practicable Date	16.68	17.54	16.40	215,522

Source: Bloomberg

The Share Offer Price represents:

•	a discount of approximately 2.4 per cent to the closing price of AsiaSat Shares of HK$16.40 as quoted on the Stock Exchange on the Latest Practicable Date;

•	a premium of 14.3 per cent over the closing price of AsiaSat Shares of HK$14.00 as quoted on the Stock Exchange on the Pre-Suspension Date;

•	a premium of approximately 13.5 per cent over the closing price of AsiaSat Shares of HK$14.10 as quoted on the Stock Exchange on the Suspension Date;

•	a premium of approximately 15.6 per cent over the 30-day Average Pre-Announcement Price of HK$13.84;

•	a premium of approximately 15.9 per cent over the average daily closing price of HK$13.81 of AsiaSat Shares between 1 January 2005 to the Pre-Suspension Date; and

•	a premium of approximately 0.3 per cent over the highest closing price of AsiaSat Shares of HK$15.95 between 1 January 2005 to the Pre-Suspension Date.

During the period from 1 January 2005 to the Pre-Suspension Date, AsiaSat Shares traded below the Share Offer Price within the range of HK$12.20 to HK$15.95 and an average of HK$13.84. After the Privatisation Announcement Date, AsiaSat Share prices increased to a range of HK$14.10 to HK$18.04 and an average of HK$17.69, with the highest price being achieved in February 2007, and the closing price as at 20 April 2007, the last full trading day prior to the date of the MGO Announcement, was HK$17.54. However, the price of AsiaSat Shares between the Privatisation Announcement Date and the date of the MGO Announcement was arguably influenced or distorted by the Privatisation offer price of HK$18.30. Following the date of the MGO Announcement, the price of AsiaSat Shares dropped and as at the Latest Practicable Date, the closing price of AsiaSat Shares was HK$16.40. On the other hand, the average daily trading volume of AsiaSat Shares during the period 1 January 2005 to the Pre-Suspension Date was about 186,000 AsiaSat Shares, and increased to about 210,000 AsiaSat Shares between the Privatisation Announcement Date to the Latest Practicable Date.

AsiaSat Shareholders should note that there is no assurance that the trading price of AsiaSat Shares will remain at current levels following completion of the Offers. AsiaSat Shareholders should also note that the past trading performance of AsiaSat Shares should not in any way be relied upon as an indication of its future trading performance. Given the fact that AsiaSat Shares have historically been traded at prices which are below the Share Offer Price (1 January 2005 up to the Pre-Suspension Date), following the completion of the Offers, the trading price of AsiaSat Shares may revert to their historical trading range before the Privatisation Announcement Date, which may be below the Share Offer Price.

As such, the Offers offer the AsiaSat Shareholders and the Optionholders an opportunity to exit and monetise their investment in AsiaSat Shares and Options at the Share Offer Price and the Option Offer Price, respectively.

7.	Discounted Cash Flow (“DCF”) Analysis

The financial information in this section is being disclosed pursuant to the disclosure provisions of the Exchange Act and constitutes profit forecasts under Rule 10 of the Takeovers Code. However, such financial information and profit forecasts do not meet the standards required by Rule 10 of the Takeovers Code, and have not been reported on by any financial adviser, reporting accountant or auditor of AsiaSat. Nevertheless, in view of the disclosure requirements of the Exchange Act, the Executive is prepared to permit the publication of such financial information in the Offer Documents.

As disclosed in the section headed “Past Contacts, Transactions, Negotiations and Agreements – The Privatisation of AsiaSat by way of the Scheme” in “Part V – US Special Factors” in the Offer Documents, we were requested by the Independent Board Committee members to perform an analysis on the net present value of free cash flows estimated to be generated by AsiaSat using the DCF methodology that would provide data points bearing on the intrinsic value of the Share Offer Price. When making the DCF calculation, we used estimated free cash flows through year 2014 based on projections through year 2011 provided by AsiaSat’s management (prepared in November 2006) as set out in “Part V – US Special Factors” of the Offer Documents. We made certain adjustments to the management’s projections to reflect AsiaSat’s audited results for the year ended 31 December 2006. We also adjusted certain revenue and expense items, and capital expenditure, following discussions with AsiaSat’s management regarding, among other factors, AsiaSat’s operating environment and business expansion plans. We have not independently verified the information conveyed by AsiaSat’s management. We applied a constant growth rate of 3.0% to generate AsiaSat’s free cash flow between 2012 to 2014, and calculated AsiaSat’s terminal value by dividing the 2014 free cash flow by a range of discount rates of between 9.0% and 10.0% less a range of terminal perpetual growth rates of between 1.5% to 2.5%. The growth rates and discount rates used were based on our discussions with AsiaSat’s management, our review of AsiaSat’s historical financial performance, and our consideration of AsiaSat’s operating environment and general economic prospects. We then used the same range of discount rates to discount to present values the free cash flows for years between 2007 and 2014 and the terminal value as of 2014 and adjusted for AsiaSat’s net debt balance to derive an indicative valuation range of HK$16.01 to HK$19.20 per AsiaSat Share. The Share Offer Price is therefore slightly below the low end of our DCF analysis result range.

The DCF analysis should not be regarded as an indication of what price AsiaSat Shares should or could be achieved or indications of profit forecast.

8.	Other Considerations

As described in “Part I – Letter from Morgan Stanley” of the Offer Documents, the Offeror Directors do not intend to make any change to the existing businesses of the AsiaSat Group.

As stated in “Part V – US Special Factors” in the Offer Documents, in light of the US Regulatory Matter and the position of the US Department of State, it is the intention of the Offeror Directors to maintain the listing of the Shares on the Main Board of the Stock Exchange after the close of the Offers. As such, even if sufficient acceptances of the Share Offer are received, the Offeror does not intend to make use of the compulsory acquisition provisions of the Companies Act. Accordingly, AsiaSat Shareholders should be aware that, if, following the Offers, less than 25 per cent. of the issued AsiaSat Shares are held by AsiaSat Independent Shareholders, the Offeror expects that AsiaSat will issue additional AsiaSat Shares or the Offeror or its affiliates will sell AsiaSat Shares so that the Minimum Public Float is maintained and at least 25 per cent of the issued AsiaSat Shares are held by the AsiaSat Independent Shareholders. The issue of additional AsiaSat Shares may have a potential dilutive effect upon existing AsiaSat Independent Shareholders, depending upon the manner in which such new issue is undertaken by AsiaSat, while the potential sale of AsiaSat Shares by the Offeror, or its affiliates, may create an overhang in AsiaSat Shares which could result in downward pressure in the trading price of AsiaSat Shares.

CONCLUSION AND OPINION

In reaching our opinion (on the bases set out at the beginning of this letter), we have considered the above principal factors and reasons and, in particular, have taken into account the following in arriving at our opinion:

•	the reasons and background of the Offers;

•

the historical trading performance of AsiaSat Shares and persistent low levels of liquidity in AsiaSat Shares prior to the Privatisation Announcement Date, and the fact that the Share Offer Price represents a premium of approximately 15.9 per cent over the average daily closing price of AsiaSat Shares of HK$13.81 between 1 January 2005 to the Pre-Suspension Date;

•

the average and median offer prices of the Precedent MGOs represent discounts to the historical trading price of the subject companies in the Precedent MGOs for the relevant review periods whereas the Share Offer Price represents a premium over the average daily closing price of AsiaSat Shares at various periods prior to the Privatisation Announcement Date;

•

the Share Offer Price represents an NAV premium of 44.5 per cent which is significantly higher than the average NAV Premium of the Precedent MGOs of 7.5 per cent and the median NAV Premium of the Precedent MGOs of -18.3 per cent;

•

while the EV/EBITDA and P/E represented by the Share Offer Price are lower than those of the Precedent Transactions, all of the Precedent Transactions involved European and US targets that enjoy more favourable operating conditions than satellite operators in the Asia-Pacific region;

•

while the P/E represented by the Share Offer Price is lower than the P/Es of the Comparable Companies, the European and US Comparable Companies enjoy more favourable operating conditions than satellite operators in the Asia-Pacific region, and the Asia-Pacific Comparable Companies either enjoy revenue contribution from related parties or reported net loss in their latest published annual financial results;

•	the Share Offer Price is slightly below the low end of our DCF analysis result range based on the projections provided to us by the management of AsiaSat;

•

the Option Offer Price is a “see-through” price that represents the difference in value between the Share Offer Price and the Option Exercise Price. For holders of B Options where the relevant exercise price of of HK$17.48 is above the Share Offer Price of HK$16.00, the Option Offer Price represents a nominal price of HK$0.01;

•

the Offers are unconditional and offer the AsiaSat Independent Shareholders and the Optionholders an opportunity to exit and monetise their investment in AsiaSat Shares and Options at the Share Offer Price and the Option Offer Price, respectively;

•	the fact that even if sufficient acceptances of the Share Offers are received, the Offeror does not intend to make use of the compulsory acquisition provisions of the Companies Act; and

•

if, following the Offers, less than 25 per cent. of the issued AsiaSat Shares are held by AsiaSat Independent Shareholders, the Offeror expects that AsiaSat will issue additional AsiaSat Shares or the Offeror or its affiliates will sell AsiaSat Shares so that the Minimum Public Float is maintained and at least 25 per cent of the issued AsiaSat Shares are held by the AsiaSat Independent Shareholders. The issue of additional AsiaSat Shares may have a potential dilutive effect upon existing AsiaSat Independent Shareholders, depending upon the manner in which such new issue is undertaken by AsiaSat, while the potential sale of AsiaSat Shares by the Offeror, or its affiliates, may create an overhang in AsiaSat Shares which could result in downward pressure in the trading price of AsiaSat Shares.

Having considered the above, we are of the opinion that the terms and conditions of the Offers, in particular the Share Offer Price and the Option Offer Price, which is a “see-through” price that represents the difference in value between the Share Offer Price and the Option Exercise Price, are fair and reasonable so far as the AsiaSat Independent Shareholders and the Optionholders, respectively, are concerned. In particular, for B Options where the relevant Option Exercise Price is higher than the Share Offer Price and therefore translates into negative value to the holders of B Options, the HK$0.01 cash payment offered to the holders of B Options is considered fair and reasonable. Accordingly, we advise the Independent Board Committee to recommend to the AsiaSat Independent Shareholders and Optionholders to accept the Offers.

AsiaSat Independent Shareholders and Optionholders who have a positive view of the prospects of AsiaSat, and expect that the price of the AsiaSat Shares will in future reflect a fundamental valuation of AsiaSat that exceeds the Share Offer Price should consider not accepting the Share Offers or the Option Offer, as the case may be.

AsiaSat Independent Shareholders should note that the aggregate amount of AsiaSat Shares they owned as at the Latest Practicable Date represents approximately 658 times the average daily trading volume for AsiaSat Shares between 1 January 2005 to the Pre-Suspension Date of about 186,000 AsiaSat Shares. AsiaSat Independent Shareholders, especially those with relatively sizeable shareholdings, may find it difficult to dispose of their AsiaSat Shares in the open market without adversely affecting the market price of the AsiaSat Shares in the short term. Accordingly, AsiaSat Independent Shareholders who, having regard to their own circumstances, intend to realise their investments in the AsiaSat Shares but believe that because of the size of their shareholding they will be unable to sell their AsiaSat Shares in the open market at a price higher than the Share Offer Price, could consider the Share Offer as an alternative exit for their investments.

For those AsiaSat Independent Shareholders who, having regard to their own circumstances, wish to realize part of their investments in the AsiaSat Shares, are reminded that they should closely monitor the market price and the liquidity of the AsiaSat Shares during the Offer Period and consider selling their holdings in the open market during the Offer Period, rather than accepting the Offers, if the realisable amount from the sale of such AsiaSat Shares in the open market would exceed that receivable under the Share Offers.

AsiaSat Independent Shareholders should read carefully the procedures for accepting the Offers as detailed in the Offer Documents and are strongly advised that acceptance or rejection of the Offers is a matter for individual shareholders based on their own views as to fair value and future market conditions, investment objectives, their assessment of the other merits and issues discussed above, and their risk profile, liquidity preference, tax position and other factors. In particular, taxation consequences will vary widely across AsiaSat Independent Shareholders. AsiaSat Independent Shareholders will need to consider these consequences and consult their own professional advisers if appropriate.

Yours faithfully,
For and on behalf of
CLSA Equity Capital Markets Limited
Robert Reid
Managing Director